Filed by FoxHollow Technologies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: FoxHollow Technologies, Inc.

Commission File No.: 000-50998

Duke Rohlen Sun Valley Summit August 10, 2007

Forward-Looking Statements
This communication contains “forward-looking statements” about ev3 and
FoxHollow within the meaning of the Private Securities Litigation Reform Act of
1995.  Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving ev3 and FoxHollow, including the potential accretion of the transaction to ev3, potential synergies and cost savings and the timing thereof, future financial and operating results, the expected timing of the completion of the transaction, the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,”
“should,” “may,” or words of similar meaning and any other statements that are not historical facts.  Such forward-looking statements are based upon the current beliefs and expectations of ev3’s and FoxHollow’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of ev3 and FoxHollow.  Actual results may differ materially from the results anticipated in these forward-looking statements.

Forward-Looking Statements
The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statement:  general business and economic conditions; the ability to obtain governmental approvals of the transaction on a timely basis;
the failure of FoxHollow stockholders to approve the transaction; the competitive environment; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of ev3 and
FoxHollow may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; and operating costs and business disruption following the merger, including adverse effects on employee retention and on our business relationships with third parties, including physicians, providers and distributors.
Additional factors that could cause ev3’s and FoxHollow’s results to differ materially from those described in the forward-looking statements can be found in ev3’s and FoxHollow’s Annual Reports on Form 10-K for the year ended
December 31, 2006, and ev3’s Quarterly Report on Form 10-Q for the quarter ended July 1, 2007 and FoxHollow’s Quarterly Report on Form 10-Q for the
quarter ended June 30, 2007, which are filed with the Securities and Exchange
Commission and available at the SEC’s web site at www.sec.gov.  The information set forth herein speaks only as of the date hereof, and ev3 and
FoxHollow disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this press release.

Special Announcement “FoxHollow and ev3 to Merge in Transaction Creating a Global Leader in Endovascular Devices”

Why Merge?
Enriches Our Product Portfolio To Better Meet Patient Needs
Best-in-Class Solutions
For Peripheral Vascular
Disease
Stents
Everflex
Everflex Long
Nanoflex*
Primus
Protégé Rx
Protégé Biggs
PTA
.014
.018
.035
Longs and large diameters
Atherectomy
SilverHawk Plaque Excision System
RockHawk*
NightHawk
Embolic Protection
SpiderFX
Procedure Support / Other
Wires
Snares
Infusion catheters
Thrombectomy
Rinspirator Removal System
* Pending 510(k) approval

“Adjacent
extension”
“New
markets/
platforms”
Core (PAD) New
Disease focus
Core
1
4
3
1
3
2
Single-platform PAD company
• “Round out” portfolio of ancillary
devices (e.g., sheath, filter)
Multi-platform PAD company
• Add peripheral BMS and PTA to
portfolio for PAD
Next generation PAD company
• Pursuing internally through drug-
device combo
Total vascular company
• Extend to related disease areas (e.g.
neurovascular)
International vascular company
• Build sales presence outside of the
US
Priority growth initiatives
4
“Adapting
the core”
2
5
5
Strategic Direction

Product
portfolio
Clinical/
R&D
•
Leadership in
atherectomy
•
Largest US PAD sales
force
•
Strong relationship with
Hawkers
•
Innovation-driven
pipeline
•
Long-term clinical vision
Commercial
FoxHollow ev3
•
Diversified product portfolio
•
Strong ex-US presence
•
Relationships with non-
Hawkers
•
Iteration-driven pipeline
•
Significant clinical trial
expertise
Combined Strengths

Important Additional Information for
Investors and Stockholders
This communication is being made in respect of the proposed business combination involving ev3 and
FoxHollow.  In connection with the proposed transaction, ev3 intends to file with the SEC a registration statement on
Form S-4, containing an information/proxy statement-prospectus and other relevant materials and each of ev3 and
FoxHollow plan to file with the SEC other documents regarding the proposed transaction.  The final information/proxy statement-prospectus will be mailed to the stockholders of ev3 and FoxHollow.  INVESTORS AND SECURITY
HOLDERS OF EV3 AND FOXHOLLOW ARE URGED TO READ THE INFORMATION/PROXY STATEMENT-
PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS) AND OTHER DOCUMENTS FILED WITH
THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL
CONTAIN IMPORTANT INFORMATION ABOUT EV3, FOXHOLLOW AND THE PROPOSED TRANSACTION.
Investors and security holders will be able to obtain free copies of the registration statement and the information/proxy statement-prospectus (when available) and other documents filed with the SEC by ev3 and
FoxHollow at the SEC’s web site at www.sec.gov.  Free copies of the registration statement and the information/proxy statement-prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to ev3,  Attention: Investor Relations Dept., telephone: (763) 398-7000; or at ir@ev3.net or to FoxHollow,
Attention: Investor Relations Dept., telephone (650) 421-8449, or at investorrelations@foxhollowtech.com.  In addition, investors and security holders may access copies of the documents filed with the SEC by ev3 on ev3’s website at
www.ev3.net, and investors and security holders may access copies of the documents filed with the SEC by FoxHollow on FoxHollow’s website at www.foxhollowtech.com.
ev3, FoxHollow and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of FoxHollow in respect of the proposed transaction.
Information regarding ev3’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 14, 2007 and the proxy statement for ev3’s 2007 Annual
Meeting of Stockholders, filed with the SEC on April 16, 2007.  Information regarding FoxHollow’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, filed with the
SEC on March 13, 2007 and the proxy statement for FoxHollow’s 2007 Annual Meeting of Stockholders, filed with the
SEC on April 30, 2007.  If and to the extent that any of the ev3 or FoxHollow participants will receive any additional benefits in connection with the merger that are unknown as of the date of this filing, the details of those benefits will be described in the definitive information/proxy statement-prospectus relating to the merger.  Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of ev3’s and FoxHollow’s directors and executive officers in the merger by reading the definitive information/proxy statement-prospectus when it becomes available.